UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2025

Commission file number: 001-39978

CN ENERGY GROUP. INC.

Building 2-B, Room 206, No. 268 Shiniu Road

Liandu District, Lishui City, Zhejiang Province

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

On January 20, 2025, CN Energy Group. Inc. (the “Company”), entered into a Share Transfer Agreement (the “Agreement”) with Asia Rubber Resources Limited (“Asia Rubber Resources”). Pursuant to the Agreement, the Company agreed to transfer 100% of its equity in Clean Energy Holdings Limited to Asia Rubber Resources (the “Transfer”) for a total purchase price of HKD10,000 (approximately $1,280.94).

The new corporate structure of the Company after the Transfer is demonstrated in the diagram below.

The foregoing descriptions of the Agreement are summaries of certain material terms of the Agreement, do not purport to be complete and are qualified in their entirety by reference to the agreement, which are attached hereto as Exhibit 99.1.

EXHIBITS

Exhibit No.	Description

99.1	English Translation of Form the Share Transfer Agreement by and between CN Energy Group Inc. and Asia Rubber Resources Limited

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CN Energy Group. Inc.

Date: February 5, 2024	By:	/s/ Wenhua Liu
	Name:	Wenhua Liu
	Title:	Interim Chief Executive Officer

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